UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Fiat Press Release

Moody’s decision to lower Fiat’s credit rating is surprising and unjustified in light of the Company’s real operating and financial position.

The Group’s position has not deteriorated since it was placed on creditwatch at the beginning of November. On the contrary, it has improved significantly.

On the industrial side, the plan to revitalize and relaunch Fiat Auto is now operational. In the financial arena, the latest transactions — sale of a 51% interest in the retail financing business operated by Fidis in Europe and of the entire stake in General Motors — have given the Group an ample margin of safety and will enable it to meet its commitments to its lending banks, which are well known to the market.

In all likelihood, Moody’s has been influenced in its judgment by the excessive pessimism with which rating agencies are currently viewing the health of international businesses and, insofar as Fiat is directly concerned, by the Group’s overexposure in the media, which has focused on recent union disputes and developments affecting the Group’s top management.

In our opinion, there are ample reasons to support a more positive and objective assessment of Fiat’s prospects, which, today, are sound and secure. We are referring in particular to the framework agreement reached with the Italian Government, the full confidence expressed by the Board of Directors in the Group’s management and its strategic vision, as well as the reaffirmed support of Fiat’s principal stockholder and of the lending banks.

In any case, thanks to the significant improvement of its financial structure, the Fiat Group will be able to weather this development without any particular problem.

Turin, December 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney